UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Fiscal Year Ended December 31, 2006

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[**X**] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

SEC File No. 000-50829

Zena Capital Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

750 West Pender Street, #640, Vancouver, British Columbia, Canada V6C 2T7
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 16,863,604

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [**X**]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [**X**]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes [ ] No [**X**]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [**X**]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [**X**] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [**X**]

Index to Exhibits on Page 53

ZENA CAPITAL CORP.

FISCAL 2006 ENDED December 31, 2006
FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

INTRODUCTION

Zena Capital Corp. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "Zena", "we", "our" and "us" refer to Zena Capital Corp. (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report. The Company's principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7. The Company's telephone number is 604-689-0188.

BUSINESS OF ZENA CAPITAL CORP.

Zena Capital Corp. (the "Company") is a mineral exploration company. Its main focus is on property acquisition and exploration. The Company has earned a 100% interest in the Industrial Minerals Project, a barite exploration property in southern British Columbia.

There are no known proven reserves of minerals on the Company's properties. The Company does not have any commercially producing mines or sites. The Company has not reported any revenue from operations since incorporation. As such, the Company is defined as an "exploration-stage company".

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements principally in ITEM #4, "Information on the Company" and ITEM #5, "Management's Discussion and Analysis of Financial Condition and Results of Operations". These statements may be identified by the use of words like "plan", "expect", "aim", "believe", "project", "anticipate", "intend", "estimate", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company's strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

GLOSSARY

"*adit*" A horizontal or nearly horizontal tunnel made for exploration or mining.

"*alteration zones*" Portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

"*anomalies*" Deviations from uniformity or regularity in geophysical or geochemical quantities.

"*anomalous values*" Results of geophysical or geochemical testing which deviate from the expected or calculated value.

"*anarchist*" A name of the group of rocks in the Rock Creek area.

"*andesite*" A fine-grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

"*archean*" Rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

"*argillite*" A type of rock that is composed of grains of minerals and rock.

"*barite*" Sedimentary-hosted, stratiform or lens-shaped barite bodies, that may reach over ten meters in thickness and several kilometers in strike length. Bariterich rocks (barites) are commonly lateral distal equivalents of shale-hosted Pb-Zn (SEDEX) deposits. Some barite deposits are not associated with shalehosted Zn-Pb deposits. AGE OF MINERALIZATION: Deposits are hosted by rocks of Archean to Mesozoic ages but are most common in rocks of Phanerozoic, especially in the mid to late Paleozoic age.   HOST/ASSOCIATED ROCK TYPES: Major rock types hosting barite are carbonaceous and siliceous shales, siltstones, cherts, argillites, turbidites, sandstones, dolomites and limestones.   DEPOSIT FORM: Stratiform or lens-shaped deposits are commonly meters thick, but their thickness may exceed 50 meters. Their lateral extent may be over several square kilometers.

"*batholith*" A large cohesive rock that has been intruded into the country rock as a rock melted and solidified.

"*bedrock conductors*" portions of consolidated earth material that offers a low resistance to the passage of an electric current.

"*breccia*" Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

"*chert*" A type of rock that consists of silica and is deposited on the sea floor.

"*claims*" An area on the surface of the ground that is owned by the registered owner listed at the Department of Mineral Titles. The area is composed of one or more units. A unit is 500 meters by 500 meters.

"*conglomerate*"   A type of rock that contains small and large blocks of rock similar to boulders in a streambed.

"*cut-off grade*"   the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

"*deposit*"   A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

"*diamond drill holes*"   A drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

"*differentiated*"   A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

"*drive*"   A mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

"*dyke*"   An igneous mass injected into a fissure in rock.

"*electromagnetic*"   Of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

"*fault*"   An area where the ground has broken and the two sides have moved during an earthquake.

"*feasibility study*"   A definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing

"*geochemistry*"   The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

"*geo-chemical sampling*"   A mineral exploration method whereby samples of soil, stream sediments, rocks, et.al. are collected in a systematic way and analyzed for a suite of elements.

"*geological resources*"   Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known. A geological resource is sometimes referred to as a "mineral resource".

"*geophysical*" relating to the physical properties, e.g. magnetic, seismic, et.al. of the earth and rock materials.

"*grade*" the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

"*granodiorite*" A type of intrusive rock.

"*graphite*" A mineral composed of carbon.

"*grid*" a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

"*ground magnetic survey*" a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The gm survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

"*hectare*" A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

"*indicated resource*" That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

"*inferred resource*" That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

"*in-situ-resource*" A tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

"*induced polarization (IP)*" A geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

"*IP survey*" Systematic completion of IP on a grid over the area of interest.

"*intrusive*" Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

"*limestone*" A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

"lode"- A tabular or vein-like deposit of valuable minerals between well defined walls of rock.

"*magnetic*" having the property of attracting iron or steel, like a magnet.

"*measured resource*" That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

"*metamorphic rock*" A rock that has been changed from its original form during a heating and pressure process.

"*mineralization*" Usually implies minerals of value occurring in rocks.

"net smelter return" (NSR) A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

"*outcrop*" An exposure of rock at the earth's surface.

"*permo-triassic*" An age in geologic time.

"*ppb*" Parts per billion.

"*ppm*" Parts per million.

"probable reserves" Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

"*proven reserves*" Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

"*quartzite*"   Re-crystallized sandstone or other siliceous, arenaceous rock with intergrown, interlocking quartz grains. Quartzite is very hard, usually massive and should be free of rounded sand grains.

"*reserve*"   That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

"*reverse circulation drilling*"   A type of rotary drilling that uses a double- walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

"*reverse circulation holes*"   A drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

"*sedimentary*"   A rock formed from cemented or compacted sediments.

"*ton*"   Short ton (2,000 pounds).

"*tonne*"   Metric tonne (1,000 kilograms).

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--- No Disclosure Necessary ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2006/2005/2004 ended December 31st were derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data for Fiscal 2003/2002 ended December 31st were derived from the audited financial statements of the Company; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The Company was incorporated 2/8/2000. The Company completed its initial public offering in March 2001. The Company acquired its Industrial Minerals Property pursuant to an Option Agreement dated 9/24/2003 (amended 11/29/2003, 4/7/2004); an additional agreement was dated 10/14/2005. A private placement of 1,333,333 units of common stock and warrants was completed in April 2004, raising $300,000. A private placement of $100,000 of 10% convertible debentures was completed in November 2005; during November 2006, these were converted into 983,605 common shares. During July 2006, the Company issued five, secured, promissory notes totaling $100,000, bearing 15% interest and due upon demand. During March 2007, the Company issued five, secured, promissory notes totaling $100,000, bearing 15% interest and due upon demand.

Effective 8/16/2006, the Company split their common shares on a three-for-one basis; all references to number of shares and per share data reflect post-split figures, unless otherwise indicated.

Table No. 1 is derived from the financial statements of the Company, which were been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The audits were conducted in accordance with United States and Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended 12/31/2006	Year Ended 12/31/2005	Year Ended 12/31/2004	Year Ended 12/31/2003	Year Ended 12/31/2002
CANADIAN GAAP					
Sales Revenue	$0	$0	$0	$0	$0
Loss From Operations	($175)	($192)	($123)	($74)	($56)
Loss for the Period	($175)	($194)	($106)	($76)	($54)
Basic/Diluted Loss per Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.04)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	15745	15002	13778	11003	4247
Period-end Shares O/S	16864	15002	15002	11023	11003
Working Capital	($346)	($195)	$ 77	$162	$245
Mineral Properties	475	351	271	106	0
Long-Term Debt, etc.	0	0	0	0	0
Capital Stock	741	592	592	328	328
Shareholders' Equity	129	157	348	269	245
Total Assets	496	401	370	292	258
US GAAP					
Net Loss	($305)	($289)	($267)		
Loss per Share	($0.02)	($0.02)	($0.02)		
Mineral Properties	$0	$0	$0		
Shareholders' Equity (Deficit)	($293)	($119)	$117		
Total Assets	$74	$89	$139		

(1) Certain of the comparative figures have been reclassified to conform with Fiscal 2006's presentation.
(2) USGAAP Cumulative Net Loss since incorporation through 12/31/2006 was ($1,126,839).
(3) Under US GAAP, exploration costs related to exploration-stage properties are expensed in the period incurred.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended, the average rates for those periods, and the range of high and low rates for those periods. The data for each month during the most recent six months is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2007		1.11	1.07	1.07
April 2007		1.16	1.11	1.11
March 2007		1.18	1.15	1.15
February 2007		1.19	1.16	1.17
January 2007		1.18	1.16	1.18
December 2006		1.16	1.14	1.16
Fiscal Year Ended 12/31/2006	1.13	1.18	1.11	1.16
Fiscal Year Ended 12/31/2005	1.21	1.27	1.16	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.18	1.20
Fiscal Year Ended 12/31/2003	1.38	1.57	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58

3.B. Capitalization and Indebtedness
--- Not Applicable ---

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Corporate Risks

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report. Such differences may cause investors legal difficulties.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers are residents of countries other than the United States, and all of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under the United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company ("PFIC") designation could lead to an adverse tax situation for U.S. investors

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them. For example, a US investor might be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares. Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions. For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares. If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621. Refer to ITEM #10.E.

Risks Relating to Management and Specific Operations

<u>The Company's Articles/By-Laws contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them, which could interfere with shareholders successfully suing the Company.</u>
The Company's Articles/By-Laws contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company's director or officer may sustain or incur in the execution of their duties. The Company's Articles/By-Laws further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company's officers and directors and may discourage or deter its shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

<u>Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing</u>
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO, Terry Amisano; and its CFO/Corporate Secretary, Roy Brown. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance and there are no written agreements with them.

<u>Management and Directors are associated with other resource companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing</u>
Certain of the Directors and Senior Management of the Company (specifically, Terry Amisano, Roy Brown, Alan Crawford, and Kevin Hanson) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

Risks Relating to the Company's Common Stock

<u>The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. The salient risk is that investors will realize a return on their investment only if the Company's stock price appreciates, it at all.</u> There can be no assurance that the Company's Board of Directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

<u>Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the "public" investors effecting corporate changes, and could adversely affect the Company's stock prices</u>
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

<u>Employee/Director/Consultant Stock Options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices</u>
Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

<u>Low Stock Market Prices and Volume Volatility for the Company's common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value</u>
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company's ability to raise capital to explore existing or new mineral properties. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<u>Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common
Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules</u>.
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of
1934, as amended, impose sales practice and disclosure requirements on NASD
broker-dealers who make a market in "a penny stock". A penny stock generally
includes any non-NASDAQ equity security that has a market price of less than
US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the
price of our common shares (post split) ranged from CDN$0.40 (low) to CDN$0.75
(high) during the period from 1/1/2006 to 12/31/2006, trading at CDN$0.70 on
12/31/2006; the closing price of our shares was CDN$0.60 on 5/31/2007. The
additional sales practice and disclosure requirements imposed upon broker-
dealers may discourage broker-dealers from effecting transactions in our
shares, which could severely limit the market liquidity of the shares and
impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to
anyone other than an established customer or "accredited investor" (generally,
an individual with net worth in excess of US$1,000,000 or an annual income
exceeding US$200,000, or US$300,000 together with his or her spouse) must make
a special suitability determination for the purchaser and must receive the
purchaser's written consent to the transaction prior to sale, unless the
broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver,
prior to any transaction involving a penny stock, a disclosure schedule
prepared by the US Securities and Exchange Commission relating to the penny
stock market, unless the broker-dealer or the transaction is otherwise exempt.
A broker-dealer is also required to disclose commissions payable to the
broker-dealer and the registered representative and current quotations for the
securities. Finally, a broker-dealer is required to send monthly statements
disclosing recent price information with respect to the penny stock held in a
customer's account and information with respect to the limited market in penny
stocks.

Risks Relating to Financial Condition

<u>Going concern assumption used by management highlights doubts on the Company's
ability to successfully continue</u>
The Company's financial statements include a statement that the financial
statements of the Company are prepared on a going concern basis, and therefore
that certain reported carrying values are subject to the Company receiving the
future continued support of its stockholders, obtaining additional financing
and generating revenues to cover its operating costs. The going concern
assumption is only appropriate provided that additional financing continues to
become available.

<u>The Company's Need for Additional Financing to Finish Property
Exploration/Development could lead to the Company's inability to finish
proposed property exploitation and/or loss of properties</u>
The Company is engaged in the business of exploiting mineral properties. The
Company believes it has sufficient funds to undertake its planned operations
and exploration projects through at least Fiscal 2007; additional financing
will be required to continue exploration and to develop the mineral properties
identified and to place them into commercial production. The exploitation of
the Company's mineral properties is, therefore, dependent upon the Company's
ability to obtain financing through the lease of assets, debt financing, equity
financing or other means. Failure to obtain such financing may result in delay
or indefinite postponement of work on the Company's mineral properties, as well
as the possible loss of such properties. Such delays, and possible inability
to proceed with planned operations could cause loss of investment value.

<u>The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems</u>
The Company has a history of losses: ($174,639), ($193,598), and ($106,421) in Fiscal Years 2006/2005/2004. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

Risks Related to The Company's Mining Operations

<u>The Company competes with other exploration companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.</u> Nevertheless, the market for the Company's potential future production of barite tends to be commodity-oriented rather than company-oriented. If it successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

<u>The Company has no proven reserves on the properties in which it has an interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties</u>
The properties in which the Company has an interest are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found may be sold or disposed of causing the Company to write-down or write-off each respective property, thus sustaining a loss.

<u>Mineral Prices May Not Support Corporate Profit</u>
The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

<u>Significant Negative Effect on the Company</u>
The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The expense of meeting environmental regulations could cause a significantly negative effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various national/regional/ local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits that the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has created no reserve for exposure to environmental liabilities. Further, the Company is unable to predict the ultimate cost of compliance or the extent of liability risks.

The Company does not anticipate expending any significant funds in Fiscal 2007 to comply with environmental regulations and does not expect a significant environmental liability at fiscal yearend.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
The Company is engaged in the acquisition and exploration of mineral resource properties. The Company has earned/acquired a 100% interest in the Industrial Minerals Property, a barite exploration project in British Columbia.

During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively. During Fiscal 2004, the Company expended $nil and $164,079, on property acquisition and property exploration, respectively. During Fiscal 2005, the Company expended $12,800 and $67,654, on property acquisition and property exploration, respectively.

Acquisition was completed with a $10,000 property payment in early Fiscal 2006. During Fiscal 2006, the Company assigned legal fees of $15,475 and advance royalty payments to acquisition costs; and a further $72,295 was expended on exploration.

From incorporation until the completion in April 2004 of its acquisition of the Industrial Minerals Property and a related $300,000 private placement, the Company was designated by Canadian regulatory authorities as a "capital pool company", in that the Company had yet to complete a "qualifying transaction". A qualifying transaction requires the entry into a material business venture and regulatory-defined sufficient funding to support ongoing operations, pursuant to Policy 2.4 of the TSX Venture Exchange.

The Company's executive office is located at:
 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7
 Telephone: (604) 689-0188
 Facsimile: (604) 689-9773.
 e-mail: khanson@amisanohanson.com

The Company's registered office is located at:
 1100, 888 Dunsmuir St., Vancouver, BC, Canada V6C 2T7
 Telephone: (604) 687-7077; and
 Facsimile: (604) 687-7099.

The contact person is:
  Kevin R. Hanson, Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "ZCC".

The Company has 100,000,000 no par common shares authorized and 100,000,000 preferred shares without par value authorized. Effective 8/16/2006, the Company split their common shares on a three-for-one basis; all references to number of shares and per share data reflect post-split figures, unless otherwise indicated.

At 12/31/2006, the end of the Company's most recent fiscal year, there were 16,863,604 common shares issued and outstanding. At 5/31/2007, there were 16,863,604 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

History and Development
The Company was incorporated in British Columbia under the *British Columbia Company Act* on 2/8/2000 under the name "Zena Capital Corp.".

Financings
The Company has financed its operations through funds raised in loans, convertible debentures, public and private placements of common shares and the exercise of stock options.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
2000:	Private Placements	6,750,000 Shares	$168,750
2001:	March 2001 Initial Public Offering	4,050,000 Shares	$202,500
	September 2001 Option Exercise	202,500 Shares	$ 10,125
2002:	Nil		
2003:	Nil		
2004:	April 2004 Private Placement	3,999,999 Units	$300,000
2005:	$100,000 of 10% Convertible Debentures due 11/30/2006		
2006:	$ 46,875 from exercise of 877,500 stock options.		
	$nil from the conversion of the debentures into 983,605 common shares		
	$100,000 from 15%, secured, on-demand, promissory notes.		

2007-To-Date: $100,000 from 15%, secured, on-demand, promissory notes.

Capital Expenditures
FY2000: $nil
FY2001: $nil
FY2002: $nil
FY2003: $106,955 for the Industrial Minerals Property
FY2004: $164,079 for the Industrial Minerals Property
FY2005: $ 80,454 for the Industrial Minerals Property
FY2006: $123,093 for the Industrial Minerals Property

Plan Of Operations

Source of Funds for Fiscal 2007
The Company's primary source of funds since incorporation has been through the issuance of equity and loans. At yearend, the Company did not have operating revenues. As of 12/31/2006, the Company had negative working capital of ($345,837); included in liabilities was $210,694 owed to insiders with respect to unpaid administrative costs where demand for payment is not considered imminent; and also included is $100,000 in secured, on-demand promissory notes ($60,000 to insiders) where demand for payment is not considered imminent. During Fiscal 2007 to date, $100,000 has been raised from the issuance of another $100,000 in secured, on-demand promissory notes ($80,000 from insiders). The Company has had discussions with third parties about additional equity offerings; but the talks as of 5/31/2007 were preliminary.

Use of Funds for Fiscal 2007
During Fiscal 2007, the Company estimates that it might expend/accrue $175,000 on general/administrative expenses. During Fiscal 2007, the Company estimates that it might expend $75,000 on property acquisition/exploration/development expenses, depending upon the results of discussion with third-parties.

Anticipated Changes to Facilities/Employees
The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B. BUSINESS OVERVIEW

Pursuant to an Option Agreement executed on 9/24/2003 (amended on 11/29/2003 and 4/7/2004) and an agreement dated 10/14/2005, Company owns 100% of the Industrial Minerals Property.

Phase I of the Program was completed by the Company, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs. The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent. As a result of these expenditures, the Company earned a 30% interest. The drilling and related exploration work (12 diamond-drill holes for a total of 204 meters) that was completed on the property confirmed the presence of substantial high-grade barite.

The Company commenced Phase II based on a qualified engineering report recommending the expenditure of $200,000. Phase II of the Program was to include exploration, equipment purchase and completion of production and test marketing of a "bulk sample" of up to 10,000 tons of barite. Permission to obtain a permit for the "bulk sample" was obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals. The qualified engineering report (43-101 compliant report) categorized this resource. Proceeds from sale of the bulk sample from Phase II of the Program were to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase III of the Program, should the Company have elected to proceed with Phase III of the Program.

The Company incurred approximately $200,000 on Phase II, but was unable to commence the production and test marketing of a bulk sample due to the Company's inability to obtain access to the Industrial Mineral Property (see below).

After completion of Phase II and Phase III (Phase III was to include equipment purchase, exploration, and development of a barite crushing and milling facility), the Company was to own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean and Roy Brown) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". The Company could have purchased, for $400,000, the 20% Net Profit Royalty after completion of Phase II, but prior to Phase III commencing. After commencement of Phase III, the purchase price of the 20% was subject to independent valuation.

By an agreement dated 10/14/2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 (paid). As per the 10/14/2005 agreement, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". Minimum advance royalty payments of $4,000 per year are payable by July 31st. The Company must also pay $90,000 upon the commencement of commercial production. Roy Brown, an officer of the Company (director and officer of Company's subsidiary) holds the 10% net profits interest. As a result of this acquisition, the Company is no longer required to proceed with Phase III. The Company intends to proceed with the project in a manner that is economical, operationally beneficial, and environmentally sound.

Operations during Fiscal 2006 were primarily related to issues with respect to access to the Property. During Fiscal 2004, the Company conducted, as outlined in Phase 2 of it's Option Agreement, a program of drilling, trenching and soil-sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site. The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision. Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.

A baseline survey was completed in May 2005. This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water). Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.

The Company attempted to negotiate the terms of an Access agreement with the landowner. After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard. The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board ("MAB") to settle the terms of access. The Company submitted to the MAB on 4/6/2005. On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process. The Company attended the first meeting, along with the landowner and a member of the MAB on 5/12/2005 wherein a further meeting date in June 2005 and location was set to mediate the terms of access to the Property. On 8/3/2005, the Company received the Order from the MAB (amended on 8/11/2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on 8/26/2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner. The Company filed the Order with the Supreme Court of British Columbia. The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on 11/25/2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process. By an Arbitration Order dated 2/24/2006, the matters related to access as outlined in the Mediation Order of 8/11/2005, and filed in the Supreme Court of British Columbia, were upheld. The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order. The Company commenced its exploration programs in July and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order. The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order. As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral – barite, including bulk sampling and reclamation of these claims. The reclamation work, as required by the Order dated 2/24/2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample. The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral. In that regard, the Company, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.

The landowner has filed a statement of defense to the Company's claim and has filed a counterclaim against the Company. The Company intends to respond to the statement of defense and views the counterclaim as frivolous and is confident that it will be successful in its defense and it is unlikely to suffer any loss. Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During Fiscal 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000. Each debenture bared interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid. On 11/30/2006 the principal portion of the debentures were converted into 983,607 common shares at $0.1017 per share. No warrants were issued. These debentures were payable to directors of the Company, a spouse of a director of the Company and a significant shareholder of the Company.

By five promissory notes dated 7/12/2006, the Company borrowed $100,000 from various lenders, which include $80,000 from related parties. The parties were related by virtue of being companies with common directors and a significant shareholder of the Company. The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory note dated 3/27/2007, the Company borrowed a further $100,000 from various lenders, which includes $100,000 from related parties. The parties are related by virtue of being companies with common directors, a director of the Company and a significant shareholder of the Company. The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary. The proceeds of this financing will be applied to exploration on the Company's Industrial Mineral Property and for general working capital.

The Company entered into an agreement dated 3/19/2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. ("MI") for a fixed price per tonne including delivery and quality control monitoring. This agreement was for one year with an option for MI to renew for an additional three years. Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI. The Company is currently attempting to negotiate a new contract.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component used as the weighting agent in drilling mud for the oil and gas industry's exploration and developmental drilling programs. The Company's research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the United States as there is no significant existing production available in British Columbia, Canada.

There are no known proven reserves of minerals on the Company's properties. The Company does not have any commercially producing mines or sites. The Company has not reported any revenue from operations since incorporation. As such, the Company is defined as an "exploration-stage company".

United States vs. Foreign Sales/Assets
During Fiscal 2006/2005/2004, the Company generated no sales revenue. At 12/31/2006 and 12/31/2005, all assets were located in Canada.

4.C. Organization Structure
Zena Capital Corp. (the "Company") was incorporated on 2/8/2000 in the Province of British Columbia, Canada. The Company has one wholly-owned subsidiary: Rock Creek Minerals Inc., incorporated on 3/5/2003 as "665212 BC LTD." in the Province of British Columbia, Canada; the name was changed on 6/20/2003 to Rock Creek Barite Inc.; and the name was changed on 8/8/2003 to Rock Creek Minerals Inc.

4.D. Property, Plant and Equipment
The Company's executive offices are located in rented premises of approximately 250 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia Canada V6C 2T7. The Company began occupying these facilities in February 2000. Monthly rent is $750, with an additional $500 a month for equipment rent. Office expenses for a field office varies month-to-month.

Figure No.1
Mineral Property Map


Kelowna
Kettle River
40 km
Penticton
Rock Creek
Osoyoos
3
British
Columbia
500 km
Rock Creek
Barite Project
Vancouver
PROFESSIONAL
G. J. WALTON

Industrial Minerals Property
British Columbia, Canada
Barite Exploration

Acquisition Details
The Company formalized a letter of intent dated 5/23/2003 (amended 8/12/2003) with the execution on 9/24/2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals ("Minerals"), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the "Industrial Minerals Property"). The Company and the optionor were arm's-length parties. Under these agreements, the Company earned a 30% option interest by completing Phase One of the exploration program that wherein the Company incurred $55,428 in exploration costs and property payments of $19,211 (including $9,211 of related legal costs).

The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a required bulk sample due to the Company's inability to obtain physical access to the property.

By an agreement dated 10/14/2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 (paid). As per the 10/14/2005 agreement, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". Minimum advance royalty payments of $4,000 per year are payable by July 31st. The Company must also pay $90,000 upon the commencement of commercial production. Roy Brown, an officer of the Company (director and officer of Company's subsidiary) holds the 10% net profits interest.

<u>Property Description/Location/Access</u>
The property consists of 12 claims that are all in good standing as per the mineral titles office available on the Internet. The claims are located on the Mineral Title map sheet number 82E005. The center of the claims occurs at Latitude 490 01' 45" North and Longitude 1190 07' 00" West.

The work completed in the due diligence and exploration phase of the program were filed to record more work on the property and move the expiry date forward. Sufficient work was completed in 2003/2004/2005 to extend the expiry dates to various dates in 2007 on the Claims.

There is a 500-meter area of influence around the claims where any ground staked by any of the parties to the Option Agreement is required to add the claims to the Option Agreement.

The area consists of rolling hills with grassy pastures, conifers at the upper sections with crops of hay at lower elevations. The elevation ranges from 671 meters above sea level in the Kettle River valley to 1362 meters above sea level in the Anarchist Mountains. The property is primarily in the mountaintops in rolling hills of conifers with hay fields on the route into the property.

The area has very good infrastructure with provincial Highway 3 passing just north of the property. Airport access is available from Penticton, located 100 kilometers to the west and Castlegar 170 kilometers to the east. Ground access is obtained from Highway 3 to the Rock Mountain-Bridesville road at Bridesville, where you continue for seven kilometers east to a farm access road and then travel a further two kilometers to the property. The Rock Creek – Bridesville road is 36 kilometers from the intersection of Highway 3 and the Kelowna road in Osoyoos at the Husky station.

The property is dissected with roads from old logging operations. The landowners in the area typically do selective logging and as a result have put in a large number of roads. There is an old railway bed that can be refurbished so that the barite could be hauled to Rock Creek for bagging and shipping.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2006, 12/31/2005, and 12/31/2004 should be read in conjunction with the financial statements of the Company and the notes thereto.

The Company's principal business is the exploration of resource properties. The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management of the Company as having favorable exploration potential. The Company advances its projects to varying degrees by prospecting, mapping, geophysics, geo-chemical, surveying, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

There are no known proven reserves of minerals on the Company's properties. The Company does not have any commercially producing mines or sites. The Company has not completed a formal feasibility study and determined proved reserves. As such, the Company continues to consider itself an "exploration-stage company".

Overview

The Company's activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended 12/31/2004. The TSX Venture Exchange's approval of the qualifying transaction was on 4/2/2004. After that date, the Company was able to focus its energy on the Industrial Minerals Property and consequently increased the rate of expenditures both administratively and directly on the property. Evidenced by the Company's property expenditures: $106,955 in Fiscal 2003; $164,079 in Fiscal 2004; $80,454 in Fiscal 2005; and $123,093 in Fiscal 2006.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from disposition.

Differences Between Canadian and United States Accounting Principles

Under accounting principles generally accepted in Canada ("Canadian GAAP"), resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America ("US GAAP"), resource property acquisition and exploration costs on unproved properties must be expensed as incurred. Therefore an additional expense is required under US GAAP.

Under Canadian GAAP flow-through shares are reported as share capital at the value of consideration received less the tax value of the exploration costs renounced. The recovery of the related future income tax liability incurred on renunciation of the expenditures is reported on the statement of operations. Under US GAAP the fair value of the flow-through shares are reported as share capital and a liability recorded for differences between fair value and consideration received. The related future income tax liability and tax expense incurred on renunciation of the expenditures is reversed with no effect on the statement of operations and the difference between the fair value of the shares and the value of the liability recorded when the shares were issued, if any, is recorded as recovery of the deferred tax liability on the statement of operations. As the value of the consideration received for the flow-through shares issued was equal to their fair value on the date issued, no recovery of deferred tax liability is required for US GAAP purposes and the flow-through shares would be reported at the value of the consideration received.

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the convertible debentures issued during the year ended 12/31/2006 would be allocated to contributed surplus (additional paid-in capital) from share capital. Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital). This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for US GAAP purposes, for the year ended 12/31/2006, an additional interest expense (including accretion) of $20,827 has been recorded.

Operating Results
The following is a summary of the Company's financial results for the eight most recently completed quarters:

Quarters Ended	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05
Total revenues:	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	($37,887)	($50,913)	($51,391)	($34,448)	($66,383)	($30,915)	($47,788)	($48,512)
Loss Per share	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)

Fiscal 2006 Ended 12/31/2006 versus Fiscal 2005
The Company's activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004. The Toronto Venture Exchange's approval of the qualifying transaction was on 4/2/2004. After that date, the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project. This is evidenced where the Company's cumulative property expenditures have increased from approximately $270,000 at 12/31/2004 to approximately $350,000 at 12/31/2005 and $474,581 at 12/31/2006.

The Company has not yet generated revenue to date and has reported net losses in the past three years. Net loss during Fiscal 2006 over Fiscal 2005 generally remained consistent, except for an increase in interest expense, which relates to the interest on the convertible debenture and promissory notes. Legal fees related to administrative expenses decreased significantly in Fiscal 2006, primarily due to absence of the 2005 costs related to the convertible debentures.

The Company reported a net loss of ($174,639) for Fiscal 2006. Administrative expenses for Fiscal 2006 has decreased by $17,221 compared to Fiscal 2005. This is primarily due to its mineral claims and financing arrangements. The majority of the year related to the Company awaiting the Arbitration Order and, consequently, activity was somewhat reduced. Legal fees in the prior year were primarily related to financing, whereas although there was promissory notes issue, the legal costs related thereto were significantly less. Interest costs increased during Fiscal 2006 due to interest costs associated with the convertible debentures and promissory notes. Financing arrangements for the exercise of options was conducted by the Company and consequently there were no legal costs associated with this. Filing fees all increased in the current year due to Toronto Venture Exchange fees with respect to the three-for-one share split. Rent costs decreased in Fiscal 2006 due to a reduction in administrative office space used in Fiscal 2006.

Fiscal 2005 Ended 12/31/2005 versus Fiscal 2004
Operations during Fiscal 2005 were primarily related to further expenditures on Phase II of the Industrial Mineral Property and issues with respect to access to the property. During Fiscal 2004, the Company conducted, as outlined in Phase 2 of it's Option Agreement, a program of drilling, trenching and soil-sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.

The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision. Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located. A baseline survey was completed in May 2005. This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water). Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.

The Company attempted to negotiate the terms of an Access agreement with the landowner. After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard. The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board ("MAB") to settle the terms of access. The Company submitted to the MAB on 4/6/2005. On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process. The Company attended the first meeting, along with the landowner and a member of the MAB on 5/12/2005 wherein a further meeting date in June 2005 and location was set to mediate the terms of access to the Property. On 8/3/2005, the Company received the order from the MAB (amended on 8/11/2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on 8/25/2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner. The Company filed both orders with the Supreme Court of British Columbia. The landowner, on which the claims are situated, did not agree with the order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on 11/25/2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process. By an Arbitration order dated 2/24/2006, the matters related to access as outlined in the Mediation order of 8/11/2005, and filed in the Supreme Court of British Columbia, were upheld. The Company is currently formulating its plans with respect to undertaking certain exploration programs scheduled for Fiscal 2006. The Arbitration order provides the Company with the right to request costs associated with the Arbitration order.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

The Company had entered into an agreement dated 3/19/2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. ("MI") for a fixed price per tonne including delivery and quality control monitoring. This agreement was for one year with an option for MI to renew for an additional three years. Effective on 3/19/2005, the agreement expired as the contract was not renewed by MI. The Company is currently attempting to negotiate a new contract.

Administration Expenses rose 56% to $192,014 in Fiscal 2005 versus $122,769 in Fiscal 2004; this was primarily due to the increased activity with respect to costs regarding Phase II of the Program, access to the property, and legal costs related to a financing.

Commencing on 4/2/2004, the Company began paying consultants a total of $2,000 per month for services with respect to the administration of the Company. $1,000 per month is being charged by a partnership controlled by directors of the Company, for administrative services. $5,000 is being charged by a material shareholder for administrative services and acquisition/business opportunity consulting. Legal fees tripled to $36,160 because of issues related to property access, a financing, and the property acquisition agreement. "Accounting/audit fees" were $23,027 (versus $17,991); the increase related to increased Canadian and US regulatory efforts.

The Net Loss increased to ($193,598) from ($106,421). Net Loss Per Shares was ($0.01) versus ($0.01). Weighted average number of shares increased to 15,002,499 from 13,778,457 as a result of private placement in April 2004 of a 3,999,999 private placement of units of common shares and warrants.

<u>Fiscal 2004 Ended 12/31/2004 versus Fiscal 2003</u>
Effective 4/2/2004, the Company worked on the acquisition of the Industrial Minerals Property and a related $300,000 private placement, its "qualifying transaction". These steps completed the Company's transition from being a "capital pool company" to an operating company involved in exploration of its natural resource property. An adjunct to these accomplishments was the re-initiation of common shares trading on the TSX Venture Exchange, suspended pending the completions.

During Fiscal 2004, the Company commenced the Phase II program, which was scheduled to include exploration, equipment purchase and completion of production and test marketing of a "bulk sample" of up to 10,000 tons of barite. Permission to obtain a permit for the "bulk sample" has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of minerals. The 2004 Program successfully outlined an additional barite zone on strike to the initial open pit zone; this new zone is on a slope and extraction of the barite will be more economical than at the open pit site. Phase II has not yet completed, as the Company was unable to complete the required expenditures due to its inability to gain access to the property. The Company had anticipated resolution of the access dispute with the landowner during Fiscal 2005, and hoped to complete Phase II, including producing a 10,000 tonne barite "bulk sample" from its Industrial Mineral Property during Fiscal 2005.

Administration Expenses rose 65% to $122,769 in Fiscal 2004 versus $74,388 in Fiscal 2003; this was primarily due to the increased activity with respect to costs regarding completing the qualifying transaction and commencing Phase II of the Program. Commencing on 4/2/2004, the Company began paying consultants a total of $2,000 per month for services with respect to the administration of the Company. A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company. The Company also paid a consultant a total of $12,044 in respect to fees for a Form 20-F Registration with the US SEC, and incurred $14,750 in sponsorship fees related to the qualifying transaction. "Accounting/audit fees" were $17,991 (versus $10,784); the increase related to increased Canadian and US regulatory efforts. Rent was $12,500 (versus $9,000), the increase resulting from providing office facilities for the Chief Financial Officer. "Other Items" during Fiscal 2004 were ($19,252) mostly resulting from stock-based compensation.

During Fiscal 2004, the Company recorded $35,600 for recovery of future income tax asset. The Net Loss increased to ($106,421) from ($75,927). Net Loss Per Shares was ($0.01) versus ($0.01). Weighted average number of shares increased to 13,778,457 from 11,002,500 as a result of private placement in April 2004 of a 3,999,999 private placement of units of common shares and warrants.

Liquidity and Capital Resources

Fiscal 2007 To Date
During March 2007, $100,000 in 15%, secured, on-demand promissory notes were issued, with funding completed June 2007.

Fiscal 2006 Ended 12/31/2006
The Company had negative working capital of ($345,837) on 12/31/2006.
The Company had negative working capital of ($194,980) on 12/31/2005.

During April 2006:   877,500 stock options were exercised, raising $46,875.
During April 2006:   90,000 stock options expired unexercised and
During April 2006:   3,999,999 warrants expired unexercised.
During November 2006, the 10% convertible debentures were converted into 983,605 common shares and 983,605 warrants. The 983,605 warrants issued upon conversion expired un-exercised in November 2006.
During November 2006, $100,000 in 15%, secured, on-demand promissory notes were issued.

Cash Used by Fiscal 2006 Operating Activities totaled ($53,048) including the ($174,639) Net Loss; significant adjustments included: $121,591 in net changes in non-cash working capital items related to operations. Cash Used in Investing Activities was ($123,093), for acquisition/exploration of the Rock Creek Industrial Minerals Property. Cash Provided by Financing Activities was $146,875 from the aforementioned stock options exercises and $100,000 from the November 2006 promissory notes.

Fiscal 2005 Ended 12/31/2005
The Company had negative working capital of ($194,980) on 12/31/2005.
The Company had working capital of $77,173 on 12/31/2004.

In November 2005, the Company completed a non-brokered private placement of $100,000 in Convertible Debentures (the "Debentures"); each Debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid. The Debentures are convertible, at the option of the holder, into units of the Company for a period of one year, at a deemed price of $0.1017 per unit. Each unit will be comprised of one common shares and one common share purchase warrant exercisable into common shares, at a price of $0.1017 per share until 11/30/2006. If all Debentures are converted into units, a total of 983,605 common shares will be issued, and if all of the warrants are exercised, a total of 983,605 additional common shares will be issued. The Debentures are secured by general security agreements over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc. The Debentures, and any common shares or warrants issued by the Company pursuant to a conversion of the Debentures, were be subject to a hold period of four months and one day, until 4/1/2006, pursuant to the policies of the TSX Venture Exchange and applicable securities laws

Cash Used by Fiscal 2005 Operating Activities totaled ($70,626) including the ($193,598) Net Loss; significant adjustments included: $1,899 stock-based compensation; and $121,073 in net changes in non-cash working capital items related to operations. Cash Used in Investing Activities was ($80,454), for acquisition/exploration of the Rock Creek Industrial Minerals Property. Cash Provided by Financing Activities was $100,000 from the aforementioned convertible debenture.

Fiscal 2004 Ended 12/31/2004
The Company had working capital of $ 77,173 on 12/31/2004.
The Company had working capital of $161,922 on 12/31/2003.
The Company had working capital of $244,804 on 12/31/2002.
The Company had working capital of $299,818 on 12/31/2001.

During April 2004, the Company awarded 675,000 stock options at prices ranging
from $0.075 per share to $0.10 per share, which included 225,000 to a director
of the Company. These options were awarded pursuant to the Company's stock
option plan which received approval from the Company's shareholders at the
Company's last annual general meeting held 6/30/2003 and has been approved by
the TSX Venture Exchange.

During April 2004, the Company completed a private placement of 3,999,999
units at $0.075 per unit. Each unit consisted of one common share and one
share purchase warrant. One Warrant entitles the holder to buy an additional
common share for two years at a price of $0.15 per share. 1,333,332 of units
were flow-through units with each flow-through unit consisting of one flow-
through common share and one warrant. No finder's fee was paid.   All
securities issued pursuant to this private placement are subject to a TSX
Stock Exchange four-month hold period, including the common shares issuable
pursuant to the warrants. During May 2004, 31066,666 of the warrants were re-
priced to an exercise price of $0.10; the balance of 933,336 warrants which
were not re-priced, represent a portion held by insiders of the Company.

During April 2004, the Company received TSX Venture Exchange approval
regarding its acquisition of the Industrial Minerals Property, pursuant to an
Option Agreement executed on 9/24/2003 (amended 11/29/2003 and 4/7/2004). To
acquire a 100% interest, the Company must spend $790,000 on a three-phase
program of exploration, development and equipment purchases. During Fiscal
2004 and Fiscal 2003, the Company expended $164,079 and $105,955, on property
acquisition/exploration, respectively. The Company had earned a 30% interest
effective the end of Fiscal 2003.

Cash Used by Fiscal 2004 Operating Activities totaled ($107,438) including the
($106,421) Net Loss; significant adjustments included ($35,600) recovery of
future income tax assets; $21,351 stock-based compensation; and ($15,266) in
net changes in non-cash working capital items related to operations. Cash
Used in Investing Activities was ($164,079), for acquisition/exploration of
the Industrial Minerals Property. Cash Provided by Financing Activities was
$200,000 from $300,000 issuance of share capital, offset by ($100,000)
subscriptions received in Fiscal 2003 in advance of the April 2004 offering.

5.C. Research and development, patents and licenses, etc.
5.D. Trends
5.G. Safe harbor.
      --- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.
We do not have any off-balance sheet arrangements that have, or are reasonably
likely to have, a current or future material effect on our financial
condition, changes in financial condition, revenues or expenses, results of
operations, liquidity, capital expenditures or capital resource that is
material to investors.

5.F. Tabular disclosure of contractual obligations.
The Company does not have any contractual obligations as of 5/31/2005 that
will require significant cash outlays in the future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management update as necessary, especially resume

Table No. 6
Directors and Senior Management
May 31, 2007

Name	Position	Age	Date of First Election or Appointment
Terry M. Amisano (1)(2)	President/CEO/Director	52	February 2000
Roy Brown (3)	CFO/Secretary	63	April 2004
Alan Crawford (1)	Director	52	February 2003
Kevin R. Hanson (1)	Director	50	February 2000

(1) Member of Audit Committee.
(2) He spends about 10% of his time on the affairs of the Company.
(3) He spends about half of his time on the affairs of the Company.

 #   All are Residents/Citizens of British Columbia, Canada.
     All business addresses: c/o Zena Capital Corp.
                              750 Pender Street #604
                              Vancouver, British Columbia, Canada V6C 2T7

Terry M. Amisano, a Director of the Company, a chartered accountant since 1985, is a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1985 to 1990, Mr. Amisano was the partner of Amisano & Co., Chartered Accountants. From 2000 to December 2006, Mr. Amisano was a Director of Brockton Capital Corp.

Roy Brown, Chief Financial Officer of the Company, has over thirty years experience in the management of public companies. Since 1991, he has been President of Roymor Market Services Inc., a private company in the business of assisting private/public companies in identifying sources of capital. Mr. Brown also is a Director of New Pacific Ventures Inc., from 2001 to 2006. From 2000 to December 2006, Mr. Brown was a Secretary/CFO of Brockton Capital Corp. from November 2004 until December 2006.

Alan G. Crawford, Director of the Company, is the founder and President of the Techven Finance Corp., doing business in Vancouver, Canada, and Edinburgh, Scotland since 1991. Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the University of Edinburgh where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation (1987). Since December 1999, he has been a director of Northern Continental Resources, a TSX Venture Exchange traded company involved in natural resource exploration. Since August 2000, he has been a director of Northern Hemisphere Development Corp.; a TSX Venture Exchange traded company involved in oil/gas exploration.

Kevin R. Hanson, a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998 and since 2003, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the TSX Venture Stock Exchange. From 2000 to December 2006, Mr. Hanson was President/CEO and a Director of Brockton Capital Corp.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Director Compensation.   The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.   Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.   The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.   Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Cash Compensation.   Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 12/31/2006 was $71,557; including $26,092 accrued/paid to Amisano Hanson (of which Terry Amisano and Kevin Hanson are partners) and Roy Brown was paid $45,465.   Refer to ITEM 7B for related party transactions.

Options/SARs Granted During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, no incentive stock options were granted to Senior Management, Directors, employees and consultants.   No SARs (stock appreciation rights) were granted during this period.

Options/SARs Exercised During The Most Recently Completed Fiscal Year
The following table gives certain information concerning stock option exercises during Fiscal 2006 by the Company's Senior Management and Directors. It also gives information concerning stock option values.

Table No. 7
Aggregated Stock Options Exercises in Fiscal 2006
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable		Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable	
Terry Amisano	393,750	$204,750	0 /	0	$0/	$0
Kevin Hanson	393,750	$204,750	0 /	0	$0/	$0
Roy Brown	60,000	$28,200	0 /	0	$0/	$0
Brian Hanson	30,000	$15,600	0 /	0	$0/	$0
Alan Crawford	nil	$nil	225,000 /	0	$146,250/	$0
Greg Burnett	nil	$nil	150,000 /	0	$97,500/	$0
Subtotal	**877,500**	**$453,300**	**375,000 /**	**0**	**$243,750/**	**$0**
Consultants	nil	$nil	0 /	0	$0/	$0
Employees	nil	$nil	0 /	0	$0/	$0
Subtotal	**nil**	**$nil**	**0 /**	**0**	**$0/**	**$0**
TOTAL	**nil**	**$nil**	**375,000 /**	**0**	**$243,750/**	**$0**

<u>Stock Options</u>. The Company may grant stock options to Directors, Senior Management, and employees/consultants. Refer to ITEM #6.E., "Share Ownership" and Table #7 and Table #8 for information about stock options granted, exercised, and outstanding.

<u>Change of Control Remuneration</u>. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

<u>Other Compensation</u>. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

<u>Bonus/Profit Sharing/Non-Cash Compensation</u>. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

<u>Pension/Retirement Benefits</u>. No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

<u>Written Management Agreements</u>
--- No Disclosure Necessary ---

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the Chief Executive Officer and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The CEO and Senior Management review the Company's progress in relation to the current operating plan at in-person Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors' Service Contracts. --- No Disclosure Necessary ---
6.C.3. Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Terry Amisano, Alan Crawford, and Kevin Hanson. The Audit Committee met five times during Fiscal 2006.

6.D. Employees

As of 5/31/2007, the Company had two employees, including the Senior Management. As of 12/31/2006 and 12/31/2005, there were two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

Table No. 8 lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 7 also includes data on Greg Burnett, the only other person/company where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities.

Table No. 8
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
May 31, 2007

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Terry Amisano (1)	2,948,804	17.5%
Common	Kevin Hanson (2)	2,752,083	16.3%
Common	Alan Crawford (3)	2,105,054	12.5%
Common	Greg Burnett (4)	2,030,054	12,0%
Common	Global Capital Group Ltd. (5)	996,722	5.9%
Common	Roy Brown	60,000	0.4%
Total Directors/Management/5% Holders		**10,892,717**	**53.8%**

(1)   196,721 shares are held indirectly through Terry Amisano Ltd., controlled by Mr. Amisano.
(2)   196,721 additional shares are held by members of Mr. Hanson's family, where he disclaims beneficial ownership and does not have disposition authority.
(3)   225,000 represent currently exercisable stock options.
(4)   150,000 represent currently exercisable stock options.
(5)   Controlled 90% by Norman Gross;
       Located at 249 South Van Dorn Street, #208, Alexandria, VA 22304.

*   Based on 16,863,604 common shares outstanding as of 5/31/2007 and stock options held by each beneficial holder exercisable within sixty days.

<u>Stock Options</u>. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the Stock Option Plan") on 3/31/2004.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees. For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:
(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of five years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 30 days after the option holder ceases to be a director, employee, consultant or management company employee;
(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and
(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three-month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9, as well as the number of options granted to Directors/Senior Management and all employees as a group. Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

Table No. 9
Stock Options Outstanding
May 31, 2007

Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Alan Crawford	225,000	$0.075	4/12/2004	4/07/2009
Total Senior Management/Directors	225,000			
Consultant	150,000	$0.075	4/12/2004	4/07/2009
Total	375,000			

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders.

7.A.1.a.   Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 7.

7.A.1.b.   Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #7 and #8 for additional information.

	Shares Owned 12/31/2006	Shares Owned 12/31/2005	Shares Owned 12/31/2004
Terry Amisano	2,948,804	2,358,333	2,358,333
Kevin Hanson	2,752,083	2,358,333	2,358,333
Alan Crawford	2,105,054	1,683,333	1,683,333
Gregory Burnett	2,030,054	1,683,333	1,683,333

7.A.1.c.   Different Voting Rights

7.A.2.   Canadian Share Ownership.   On 5/24/2007 the Company's shareholders' list showed 16,863,604 common shares outstanding, with 24 registered shareholders.   Two of these shareholders were non-Canadian, holding 663,386 common shares (representing about 4% of the issued/outstanding shares); and 22 registered shareholders were resident in Canada, holding 16,200,218 common shares (96%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 300 beneficial owners of its common shares.

<u>7.A.3. Control of Company</u>. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

<u>7.A.4. Change of Control of Company Arrangements</u>. No Disclosure Necessary

<u>7.B. Related Party Transactions</u>

Amisano Hanson, Chartered Accountants
The Company's executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants. Kevin Hanson and Terry Amisano are principles of Amisano Hanson, a partnership. Amisano Hanson was paid accounting fees, office/miscellaneous/rent as follows:

<u>Expense</u>	<u>2006</u>	<u>2005</u>	<u>2004</u>
Accounting	$14,092	$18,980	$15,991
Consulting	12,000	12,000	9,000
Office and miscellaneous	9,000	10,372	9,000
Rent	9,000	9,900	9,000
	$44,092	$51,252	$42,991

<u>Roy Brown, Chief Financial Officer</u>
During Fiscal 2006/2005/2004, Roy Brown was paid $45,465, $44,246 and $29,376 for consulting on exploration efforts and was reimbursed $nil and $1,575 for travel expenses. Mr. Brown owns a 10% net profit interest in the Industrial Minerals Property.

<u>Greg Burnett, Material Shareholder</u>
During Fiscal 2006/2005, $60,000 and $60,000 was accrued to Carob Management for consulting services, owned by Greg Burnett.

Amounts Payable to Insiders
Included in accounts payable was $82,694, $48,011, and $15,233 at 12/31/2006, 12/31/2005 and 12/31/2004, respectively, owing to Amisano Hanson for the services referred to above. At 12/31/2006 and 12/31/2005, $128,100 and $64,200 was owed to Carob Management.

<u>2005 10% Convertible Debentures</u>
During November 2005, $20,000 of the debentures were acquired by Terry Amisano, Alan Crawford, Brenda Hanson (wife of Kevin Hanson), Greg Burnett, and Global Capital Holdings Ltd., respectively. These debentures were converted into 983,605 common shares during November 2006. During Fiscal 2006/2005, respectively, $9,973 and $859 was paid to insiders related to their ownership of $100,000 of the debentures.

<u>2006 15% Secured, On-Demand Promissory Notes</u>
During November 2006, $20,000 of the notes were acquired by Terry Amisano Ltd., Greg Burnett, Karkrash Holding Ltd. (controlled by Kevin Hanson), Global Capital Holdings Ltd., respectively. During Fiscal 2006, $5,544 was paid to insiders related to their ownership of $80,000 of 15% secured, on-demand promissory notes.

<u>2007 15% Secured, On-Demand Promissory Notes</u>
During March 2007, $20,000 of the notes were acquired by Terry Amisano Ltd., Karkrash Holdings Ltd., Greg Burnett, Global Capital Group Ltd., and Alan Crawford, respectively.

Other than as disclosed above, there have been no transactions since 12/31/2003, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel
None of the named experts or counselors employed on a contingent basis owns shares in the company or its subsidiaries or has a material, direct or indirect economic interest in the company or that depends on the offering.

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements:
   Fiscal 2006/2005/2004 Ended December 31st

8.A.7. Legal/Arbitration Proceedings
The Company attempted to negotiate the terms of an access agreement with the landowner of the Company's property. After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard. The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board ("MAB") to settle the terms of access. The Company submitted to the MAB on 4/6/2005. On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process. The Company attended the first meeting, along with the landowner and a member of the MAB on 5/12/2005 wherein a further meeting date in June 2005 and location was set to mediate the terms of access to the Property. On 8/3/2005, the Company received the Order from the MAB (amended on 8/11/2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on 8/26/2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner. The Company filed the Order with the Supreme Court of British Columbia. The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on 11/25/2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process. By an Arbitration Order dated 2/24/2006, the matters related to access as outlined in the Mediation Order of 8/11/2005, and filed in the Supreme Court of British Columbia, were upheld. The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order. The Company commenced its exploration programs in July 2006 and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order. The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order. As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral, barite, including bulk sampling and reclamation of these claims. The reclamation work, as required by the Order dated 2/24/2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.

The landowner has filed a statement of defense to the Company's claim and has filed a counterclaim against the Company. The Company intends to respond to the statement of defense and views the counterclaim as frivolous and is confident that it will be successful in its defense and it is unlikely to suffer any loss. Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the unreasonable delay in obtaining access and work permits.

Other than disclosed above, the Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than disclosed above, the Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the Canadian Venture Exchange in Vancouver, British Columbia, Canada, on 4/9/2001; the TSX Venture Exchange since 8/2/2001. The stock symbol is "ZCC". The CUSIP number is #98935B-10-9.

Table No. 10 lists the volume of trading and high/low/closing sales prices for the Company's common shares for the last six months, last nine fiscal quarters, and the last four fiscal years. Trading was suspended from 3/6/2003 to 4/2/2004 pending the Company's completion of its acquisition of the Industrial Minerals Property and related financings.


Table No. 10
TSX Venture Exchange
Common Shares Trading Activity


Period Ended	Volume	High	Low	Closing
			Canadian	– Sales – Dollars
Monthly				
5/31/2007	24,000	$1.00	$0.60	$0.60
4/30/2007	26,000	0.82	0.80	0.82
3/31/2007	16,000	0.81	0.80	0.81
2/29/2007	104,600	0.81	0.70	0.81
1/31/2007	29,000	0.71	0.70	0.70
12/31/2006	45,000	0.70	0.60	0.70
Quarterly				
3/31/2007	149,600	$0.81	$0.70	$0.81
12/31/2006	452,700	0.70	0.50	0.70
9/30/2006	84,100	0.50	0.23	0.50
6/30/2006	103,500	0.23	0.19	0.23
3/31/2006	105,000	0.19	0.13	0.19
12/31/2005	114,000	0.13	0.12	0.12
9/30/2005	12,000	0.10	0.09	0.10
6/30/2005	43,500	0.10	0.07	0.09
3/31/2005	100,500	0.17	0.10	0.10
Yearly				
12/31/2006	745,800	$0.70	$0.13	$0.70
12/31/2005	277,500	0.19	0.07	0.19
12/31/2004	431,439	0.17	0.07	0.22
12/31/2003	45,000	0.13	0.09	0.10
12/31/2002	203,700	0.13	0.08	0.10

The TSX Venture Exchange
The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "*British Columbia Corporations Act*. The *British Columbia Corporations Act* was adopted by the Company by resolution in April 2005, replacing the earlier *British Columbia Company Act*. Unless the *Corporations Act* or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options
Refer to ITEM 6.E. and Tables #7 and #8 for additional information.

Escrowed Common Shares
As of 5/31/2007, no common shares were escrowed.

Warrants
As of 5/31/2007, no warrants were outstanding.

Flow-Through Common Shares
"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.   The tax benefits (Canadian exploration and development expenditures) connected with the expenditures flow through to the shareholder rather than the corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares. 1,333,332 of the Units distributed in the April 2004 private placement contained "flow-through" common shares.

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
--- No Disclosure Necessary ---

9.C. Markets
The common shares trade on the TSX Venture Exchange in Toronto, Ontario. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital
10.B. Memorandum and Articles of Association
10.C. Material Contracts
--- No Disclosure Necessary ---

10.D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation
The following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the “Act”) and the *Canada – United States Income Tax Convention* (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
--- Not Applicable ---

10.H. Documents on Display
The Company's documents can be viewed at its North American office, located at: 750 West Pender St., #604, Vancouver, British Columbia, Canada V6C 2T7. The Company files reports, registration statements and other information with the Securities and Exchange Commission (the "SEC"). The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street, NE, Washington, D.C. 20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 405; and thus, Item #11 is not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- No Disclosure Necessary ---
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares --- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
           --- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

At the end of fiscal year ended 12/31/2006 (the "Evaluation Date"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act). Based upon that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, concluded that the Company's disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company's internal control over financial reporting that occurred during the Company's Fiscal Year Ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an "audit committee financial expert" serving on its audit committee. The Company's Audit Committee consists of one Senior Management/Directors and two independent Directors of the Company, all of whom are both financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a "financial expert".

ITEM 16B. CODE OF ETHICS

The Company has not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes. The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

Fiscal Year ended December 31, 2006 and 2005 Principal Accountant Fees and Services	Fiscal Year 2006	Fiscal Year 2005
Audit Fees	$6,000	$3,000
Audit Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total	$6,000	$3,000

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
                   --- No Disclosure Necessary ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
                   --- No Disclosure Necessary ---

PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Consolidated Financial Statements
 Auditor's Report, dated 4/13/2007
 Consolidated Balance Sheets at 12/31/2006 and 12/31/2005
 Consolidated Statements of Operations:
   for the fiscal years ended 12/31/2006, 12/31/2005, and 12/31/2004
   cumulative from date of incorporation
 Consolidated Statements of Cash Flows:
   for the fiscal years ended 12/31/2006, 12/31/2005, and 12/31/2004
   cumulative from date of incorporation
 Consolidated Statement of Shareholders' Equity:
   cumulative from date of incorporation
 Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

   --- Incorporated by reference to Form 20-F Registration Statement and
      Form 6-K's ---

2. Instruments defining the rights of holders of equity or
    debt securities being registered.
      --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
    --- Incorporated by reference to Form 20-F Registration Statement and
      Form 6-K;s ---

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary

8. List of Subsidiaries
    --- Incorporated by reference to Form 20-F Registration Statement and
      Form 6-K;s ---

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16:   No Disclosure Necessary

12: The certifications required by Rule 13a-14(a) or Rule 15d-14(a): attached

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
    Section 1350 of Chapter 63 of Title 18 of the United States Code: attached

14. Legal Opinion required by Instruction 3 of ITEM 7B:
    --- No Disclosure Necessary ---

15. Additional Exhibits:
    --- Incorporated by reference to Form 20-F Registration Statement and
      Form 6-K's ---

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in Canadian Dollars)



AUDITORS' REPORT

To the Shareholders of
Zena Capital Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2006 and the consolidated statement of shareholders' equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada   "Morgan & Company"
April 13, 2007   Chartered Accountants

Comments By Auditors For U.S. Readers On Canada – U.S. Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations, has yet to achieve profitable operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our report to the shareholders dated April 13, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada   "Morgan & Company"
April 13, 2007   Chartered Accountants

Tel: (604) 687-5841   MEMBER OF   P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075   Suite 1488 - 700 West Georgia Street
www.morgan-cas.com      Vancouver, B.C. V7Y 1A1

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Stated in Canadian Dollars)

ASSETS		2006		2005
Current				
Cash – Note 5	$	11,861	$	41,127
GST receivable		8,493		6,783
Due from related party – Note 6		1,400		-
Prepaid expenses and deposits		-		1,850
		21,754		49,760
Mineral property – Notes 3, 6 and Schedule 1		474,581		351,488
	$	496,335	$	401,248
LIABILITIES				
Current				
Accounts payable – Notes 6, 8 and 9	$	267,591	$	144,740
Convertible debentures – Note 8		-		100,000
Promissory notes – Note 9		100,000		-
		367,591		244,740
SHAREHOLDERS' EQUITY				
Share capital – Note 4		740,784		592,109
Contributed surplus – Note 4		21,450		23,250
Deficit accumulated during the exploration stage		(633,490)		(458,851)
		128,744		156,508
	$	496,335	$	401,248

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 4 and 9
Subsequent Events – Notes 4, 6 and 9

APPROVED BY THE DIRECTORS:

"Terry Amisano"	Director	*"Kevin Hanson"*	Director
Terry Amisano		Kevin Hanson	

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2006, 2005 and 2004 and
for the period from February 8, 2000 (Date of Inception) to December 31, 2006
(Stated in Canadian Dollars)

	2006	2005	2004	February 8, 2000 (Date of Inception) to December 31, 2006
Administrative expenses				
Accounting and audit fees – Note 6	$ 24,092	$ 23,027	$ 17,991	$ 100,024
Consulting fees – Note 6	74,905	75,178	30,044	183,427
Filing fees	16,258	11,677	8,993	54,920
Interest and bank charges	343	341	1,547	3,353
Interest on convertible debentures – Notes 6 and 8	9,123	850	-	9,973
Interest on promissory notes – Notes 6 and 9	6,682	-	-	6,682
Investor relation costs	1,691	2,794	4,209	12,321
Legal fees	13,170	36,160	10,062	93,139
Office and miscellaneous – Note 6	12,392	12,258	10,347	61,254
Printing	932	966	1,133	6,144
Rent – Note 6	9,000	14,071	12,500	60,696
Sponsorship costs	-	-	14,750	22,250
Transfer agent	6,205	9,531	8,519	35,885
Travel – Note 6	-	5,161	2,674	13,777
Loss before other items	(174,793)	(192,014)	(122,769)	(663,845)
Other items:				
Interest income	154	315	2,099	29,685
Project investigation costs	-	-	-	(5,680)
Write-down of promissory note	-	-	-	(6,000)
Stock-based compensation	-	(1,899)	(21,351)	(23,250)
Loss for the period before income tax provision	(174,639)	(193,598)	(142,021)	(669,090)
Recovery of future income tax asset	-	-	35,600	35,600
Net loss for the period	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	
Weighted average number of shares outstanding	15,745,345	15,002,499	13,778,457	

SEE ACCOMPANYING NOTES

57

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004 and
for the period from February 8, 2000 (Date of Inception) to December 31, 2006
(Stated in Canadian Dollars)

	2006	2005	2004	February 8, 2000 (Date of Inception) to December 31, 2006
Operating Activities				
Net loss for the period	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)
Non-cash items:				
Write-down of promissory note	-	-	-	6,000
Stock-based compensation	-	1,899	21,351	23,250
Recovery of future income tax asset	-	-	(35,600)	(35,600)
Changes in non-cash working capital items related to operations:				
GST receivable	(1,710)	(5,341)	2,951	(8,493)
Accrued interest receivable	-	820	271	-
Due from related party	(1,400)	-	-	(1,400)
Prepaid expenses and deposits	1,850	2,800	10,850	-
Accounts payable	122,851	122,794	(840)	267,591
Cash used in operating activities	(53,048)	(70,626)	(107,438)	(382,142)
Investing Activities				
Promissory note receivable repaid	-	-	-	(6,000)
Mineral property costs	(123,093)	(80,454)	(164,079)	(474,581)
Cash used in investing activities	(123,093)	(80,454)	(164,079)	(480,581)
Financing Activities				
Issuance of share capital	46,875	-	300,000	674,584
Share subscriptions received	-	-	(100,000)	-
Convertible debentures issued	-	100,000	-	100,000
Promissory notes issued	100,000	-	-	100,000
Cash provided by financing activities	146,875	100,000	200,000	874,584
Increase (decrease) in cash during the period	(29,266)	(51,080)	(71,517)	11,861
Cash and term deposits, beginning of period	41,127	92,207	163,724	-
Cash and term deposits, end of period	$ 11,861	$ 41,127	$ 92,207	$ 11,861

…/cont'd.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.   Continued
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004 and
for the period from February 8, 2000 (Date of Inception) to December 31, 2006
(Stated in Canadian Dollars)

	2006	2005	2004
Cash and term deposits represented by:			
Cash	$ 7,707	$ 37,127	$ 15,207
Term deposit	-	-	73,000
Funds held in trust	4,154	4,000	4,000
	$ 11,861	$ 41,127	$ 92,207

Non-cash Transactions:

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended December 31, 2006, $100,000 convertible notes were converted into shares of the Company's common stock at $0.1017 for a total of 983,605 common shares issued. This transaction was excluded from the statements of cash flows.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Inception) to December 31, 2006
(Stated in Canadian Dollars)

		Common Stock Issued Shares*	Common Stock Amount	Common Stock Subscriptions	Contributed Surplus	Deficit Accumulated during the Exploration Stage	Total
Balance, February 8, 2000		-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions	– at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period		-	-	-	-	(674)	(674)
Balance, December 31, 2000		6,750,000	168,750	-	-	(674)	168,076
Shares issued for cash							
Pursuant to an initial public offering	– at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges		-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent's share purchase options	– at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year		-	-	-	-	(28,217)	(28,217)
Balance, December 31, 2001		11,002,500	327,709	-	-	(28,891)	298,818
Net loss for the year		-	-	-	-	(54,014)	(54,014)
Balance, December 31, 2002		11,002,500	327,709	-	-	(82,905)	244,804

…/cont'd

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Inception) to December 31, 2006
(Stated in Canadian Dollars)

	Common Stock		Common Stock Subscriptions	Contributed Surplus	Deficit Accumulated during the Exploration Stage	Total
	Issued Shares*	Amount				
Shares subscribed for cash	-	-	100,000	-	-	100,000
Net loss for the year	-	-	-	-	(75,927)	(75,927)
Balance, December 31, 2003	11,022,500	327,709	100,000	-	(158,832)	268,877
Shares issued for cash						
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)
Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)
Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508

…/cont'd

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Inception) to December 31, 2006
(Stated in Canadian Dollars)

	Common Stock		Common Stock Subscriptions	Contributed Surplus	Deficit Accumulated during the Exploration Stage	Total
	Issued Shares*	Amount				
Shares issued for cash:						
On exercise of share purchase options						
– at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Shares issued on conversion of debentures						
– at $0.1017	983,605	100,000	-	-	-	100,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the year	-	-	-	-	(174,639)	(174,639)
Balance, December 31, 2006	16,863,604	$ 740,784	$ -	$ 21,450	$ (633,490)	$ 128,744

 * The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
SCHEDULE OF MINERAL PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS
for the years ended December 31, 2006 and 2005
(Stated in Canadian Dollars)

	Balance at December 31, 2004	Additions	Balance at December 31, 2005	Additions	Balance at December 31, 2006
Acquisition costs					
Option payments	$ 10,000	$ 10,000	$ 20,000	$ 10,000	$ 30,000
Legal fees	9,211	-	9,211	15,475	24,686
Advance royalty payments	1,200	2,800	4,000	12,000	16,000
Balance, ending	20,411	12,800	33,211	37,475	70,686
Deferred exploration costs					
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	49,735	45,190	94,925	44,853	139,778
Drilling	36,081	-	36,081	5,118	41,199
Excavation	-	-	-	3,199	3,199
Geology	17,681	800	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Insurance	-	-	-	1,000	1,000
Leasing costs	9,050	5,500	14,550	5,100	19,650
Project supervisions and engineering	79,733	9,560	89,293	548	89,841
Travel	10,391	4,533	14,924	6,974	21,898
Other	3,208	2,071	5,279	5,503	10,782
Balance, ending	211,229	67,654	278,883	72,295	351,178
Equipment costs	36,394	-	36,394	1,323	37,717
Permit and security deposits	3,000	-	3,000	12,000	15,000
	$ 271,034	$ 80,454	$ 351,488	$ 123,093	$ 474,581

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

Note 1   Nature and Continuance of Operations

The Company is an exploration stage public company whose common shares trade on the TSX Venture Exchange ("Exchange"). The Company has acquired a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia (Note 3) and has not yet determined whether this property contains reserves that are economically recoverably. This acquisition served as the Company's Qualifying Transaction pursuant to Policy 2.4 of the Exchange and effective April 2, 2004, the Company was no longer considered a Capital Pool Company. The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2006, the Company had not yet achieved profitable operations, has a working capital deficiency of $345,837, has accumulated losses of $633,490 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

The operations of the Company have primarily been funded by the issuance of capital stock and debt. Continued operations of the Company are dependent on the Company's ability to complete equity or debt financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financing. Such financing may not be available or may not be available on reasonable terms.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 3

Note 2   Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 10, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting polices summarized below:

a)   Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rock Creek Minerals Ltd. ("Rock Creek"). All inter-company accounts have been eliminated.

The Company incorporated Rock Creek on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia. The subsidiary changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

b)   *Basic and Diluted Loss Per Share*

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

c)   Mineral Property Costs

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 4

Note 2   Significant Accounting Policies – (cont'd)

c)   Mineral Property Costs – (cont'd)

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write-downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

d)   *Financial Instruments*

The carrying value of cash, due from related party, accounts payable, convertible debentures and promissory notes approximates fair value due to the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

e)   Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f)   Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Note 2   Significant Accounting Policies – (cont'd)

g)   Stock-based Compensation

The fair value of all share purchase options granted after January 1, 2002, are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing assumptions do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

h)   Flow-through Shares

Under terms of flow-through share agreements, the related exploration expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

i)   Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company's long-lived assets as at December 31, 2006.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 6

Note 2   Significant Accounting Policies – (cont'd)

j)   Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At December 31, 2006, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

Note 3   Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain industrial mineral rights in properties located in the Greenwood mining division of British Columbia. The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totalling $30,000 and equipment costs of $25,000. The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production. Minimum advance royalty payments of $4,000 per year, commencing July 31, 2003, were recorded as payables for July 31, 2004, 2005 and 2006. The Company is also required to pay $90,000 on commencement of commercial production.

Note 4   Share Capital

a)   Authorized:

Unlimited common shares without par value
100,000,000 preferred shares without par value

b)   Issued:

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share. The number of shares issued and all other commitments to issue shares has been retroactively restated.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 7

Note 4   Share Capital – (cont'd)

c) Escrow Shares:

At December 31, 2006, there were 1,213,392 (December 31, 2005: 3,640,188) common shares held in escrow. The escrow shares were released to the shareholders on April 1, 2007.

d) Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company's stock on the date of the grant and, unless otherwise stated, vest on the grant date. Summary status of the plan is as follows:

	Number	Weighted Average Value
Options outstanding, December 31, 2004 and 2005	1,342,500	$0.06
Options exercised	(877,500)	$0.05
Options expired	(90,000)	$0.10
Options outstanding and exercisable, December 31, 2006	375,000	$0.075

At December 31, 2006, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share. These share purchase options expire on April 7, 2009.

Note 5   Restricted Cash

Included in cash is $4,154 (December 31, 2005: $4,000) held in trust, by the Company's lawyer, for possible future royalty payments related to the mineral property.

Note 6   Related Party Transactions – Notes 3, 8 and 9

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 8

Note 6   Related Party Transactions – Notes 3, 8 and 9 – (cont'd)

		Years ended December 31,			February 8, 2000 (Date of Incorporation) to December 31,
		2006	2005	2004	2006
Administrative expenses					
Accounting	$	14,092	$ 18,980	$ 15,991	$ 75,537
Consulting		72,000	72,000	9,000	153,000
Interest on convertible debenture		7,978	679	-	8,657
Interest on promissory notes		4,158	-	-	4,158
Office and miscellaneous		9,000	10,372	9,000	53,497
Rent		9,000	9,900	9,000	53,025
Travel		-	-	1,575	1,575
		116,228	111,931	44,566	349,449
Deferred exploration costs:					
Consulting		45,465	44,246	29,376	119,087
	$	161,693	$ 156,177	$ 73,942	$ 468,536

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Due from related party is due from a company formerly with common directors with respect to advances to that company. This amount was repaid subsequent to December 31, 2006.

Included in accounts payable at December 31, 2006 is $210,694 (2005: $112,211) due to a partnership controlled by two directors of the Company and a significant shareholder of the Company with respect to unpaid administration expenses.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 9

Note 7   Income Taxes

The Company has available Canadian exploration and development expenses of $514,127 and non-capital losses of $500,013, which may be carried forward to reduce taxable income in future years. The non-capital losses expire as follows:

2007	$	5,312
2008		38,701
2009		64,342
2010		10,733
2014		10,733
2015		196,398
2026		173,794
	$	500,013

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005
Future income tax assets:		
Non-capital loss carry-forward	$ 170,604	$ 116,134
Resource expenditures	31,480	32,845
	202,084	148,979
Valuation allowance for future income tax assets	(202,084)	(148,979)
Future income tax asset, net	$ -	$ -

Note 8   Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totalling $100,000. Convertible debentures totalling $80,000 were issued to related parties. These parties are related by virtue of being directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company. The principal amount of the debentures was converted on November 30, 2006 at $0.1017 per share for 983,605 common shares. Debentures bore interest at 10% per annum and interest payable on convertible debentures is $9,973 and is included in accounts payable at December 31, 2006 of which $7,978 is due to related parties.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 10

Note 9   Promissory Notes

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties. The parties were related by virtue of being companies with common directors and a significant shareholder of the Company. The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary. Accounts payable includes $6,682 in interest with respect to these notes of which $4,151 is due to the related parties.

By five promissory notes dated March 26, 2007, the Company borrowed $100,000 from various lenders, which included $80,000 from related parties. The parties are related by virtue of being companies with common directors and a significant shareholder of the Company. The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.

Note 10   Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)   Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America ("US GAAP") resource property acquisition and exploration costs on unproved properties are expensed as incurred.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 11

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

b)   Flow-through Shares

Under Canadian GAAP flow-through shares are reported as share capital at the value of consideration received less the tax value of the exploration costs renounced. The recovery of the related future income tax liability incurred on renunciation of the expenditures is reported on the statement of operations. Under US GAAP the fair value of the flow-through shares are reported as share capital and a liability recorded for differences between fair value and consideration received. The related future income tax liability and tax expense incurred on renunciation of the expenditures is reversed with no effect on the statement of operations and the difference between the fair value of the shares and the value of the liability recorded when the shares were issued, if any, is recorded as recovery of the deferred tax liability on the statement of operations. As the value of the consideration received for the flow-through shares issued was equal to their fair value on the date issued, no recovery of deferred tax liability is required for US GAAP purposes and the flow-through shares would be reported at the value of the consideration received.

c)   Convertible Debentures

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the convertible debentures issued during the year ended December 31, 2006 would be allocated to contributed surplus (additional paid-in capital) from share capital.

Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital). This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for US GAAP purposes, for the year ended December 31, 2006, an additional interest expense (including accretion) of $20,827 has been recorded.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 12

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

d)   The impact of the above on the financial statements is as follows:

STATEMENT OF OPERATIONS	2006	2005	2004	February 8, 2000 (Date of Incorporation) to December 31, 2006
Net loss for the year per Canadian GAAP	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)
Resource property acquisition costs	(37,475)	(12,800)	-	(70,686)
Exploration costs incurred	(72,295)	(67,654)	(124,685)	(351,178)
Recovery of future income tax liability	-	-	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(20,827)	(15,058)	-	(35,885)
Net loss per US GAAP	$ (305,236)	$ (289,110)	$ (266,706)	$ (1,126,839)
Basic and diluted loss per share per US GAAP	$ (0.02)	$ (0.02)	$ (0.02)	
STATEMENT OF CASH FLOWS				
Cash flows used in operation activities per Canadian GAAP	(53,048)	$ (70,626)	$ (107,438)	$ (382,142)
Resource property acquisition	(37,475)	(12,800)	-	(70,686)
Exploration costs incurred	(72,295)	(67,654)	(124,685)	(351,178)
Cash flows used in operating activities per US GAAP	(162,818)	(151,080)	(232,123)	(804,006)
Cash flows from financing activities per Canadian and US GAAP	146,875	100,000	200,000	874,584
Cash flows used in investing activities per Canadian GAAP	(123,093)	(80,454)	(164,079)	(480,581)
Resource property acquisition	37,475	12,800	-	70,686
Exploration costs incurred	72,295	67,654	124,685	351,178
Cash flows used in investing activities per US GAAP	(13,323)	-	(39,394)	(58,717)
Increase (decrease) in cash per Canadian and US GAAP	$ (29,266)	$ (51,080)	$ (71,517)	$ 11,861

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars) – Page 13

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

   d)   The impact of the above on the financial statements is as follows: – (cont'd)

BALANCE SHEET	December 31, 2006	December 31, 2005
Total assets per Canadian GAAP	$ 496,335	$ 401,248
Mineral property acquisition and exploration costs	(421,864)	(312,094)
Total assets per US GAAP	$ 74,471	$ 89,154
Total liabilities per Canadian GAAP	$ 367,591	$ 244,740
Fair value of warrants on convertible debentures	-	(36,597)
Total liabilities per US GAAP	$ 367,591	$ 208,143
Deficit, per Canadian GAAP	$ (633,490)	$ (458,851)
Resource property acquisition costs	(70,686)	(33,211)
Exploration costs incurred	(351,178)	(278,883)
Recovery of FIT liability	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(35,885)	(15,058)
Deficit, per US GAAP	(1,126,839)	(821,603)
Share capital and share subscriptions per Canadian GAAP	740,784	592,109
Flow-through shares	-	35,600
Share capital and share subscriptions per US GAAP	740,784	627,709
Contributed surplus per Canadian GAAP	21,450	23,250
Interest expense accreted on convertible debentures	35,885	15,058
Fair value of warrants on convertible debentures	-	36,597
Contributed surplus per US GAAP	57,335	74,905
Total shareholders' equity (deficiency) per US GAAP	$ (293,120)	$ (118,989)

Note 11   Comparative Figures

   Certain of the comparative figures have been reclassified to conform with the current year's presentation.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Zena Capital Corp. --- SEC File Number 000-50829</u>
Registrant

Dated: <u>June 28, 2007</u>   By <u>/s/ Terry Amisano</u>
                           Terry Amisano, President/CEO/Director

Exhibit 12.1

I, <u>Terry Amisano</u>, Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   <u>Zena Capital Corp.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>June 28, 2007</u>

<u>Terry Amisano</u>
Chief Executive Officer

Exhibit 12.1

I, <u>Roy Brown</u>, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   <u>Zena Capital Corp.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Annual Report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures
   (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company
   and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our supervision,
       to ensure that material information relating to the company, including
       its consolidated subsidiaries, is made known to us by others within
       those entities, particularly during the period in which this report is
       being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       annual report that has materially affected, or is reasonably likely to
       materially affect, the company's internal control over financial
       reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: <u>June 28, 2007</u>

<u>Roy Brown</u>
Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Zena Capital Corp., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Terry Amisano, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Terry Amisano
Terry Amisano, President/CEO/Director

Date: June 28, 2007

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Zena Capital Corp., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Roy Brown, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Roy Brown
Roy Brown, Chief Financial Officer

Date: June 28, 2007